                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(1)

                                (Amendment No.)*

                               CONVERA CORPORATION
                            -------------------------
                                (Name of Issuer)

                              Class A Common Stock
                            -------------------------
                         (Title of Class of Securities)

                                   211919 10 5
                            -------------------------
                                 (CUSIP Number)

                              F. Thomas Dunlap, Jr.
                  Vice President, General Counsel and Secretary
                                Intel Corporation
                         2200 Mission College Boulevard
                              Santa Clara, CA 95052
                            Telephone: (408) 765-8080
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2000
                            -------------------------
                          (Date of Event which Requires

                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        The Exhibit Index is on page 11.

CUSIP No. 211919 10 5            Schedule 13D                 Page 2 of 12 Pages

---------- --------------------------------------------------------------------------------- -------------------------
1.         NAME OF REPORTING PERSON                                                          Intel Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                 94-1672743
---------- --------------------------------------------------------------------------------- -------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a) [ ]
                                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------- -------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------------------- -------------------------
4.         SOURCE OF FUNDS                                                                                         WC
---------- --------------------------------------------------------------------------------- -------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
           OR 2(e)                                                                                                [ ]
---------- --------------------------------------------------------------------------------- -------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION                                                              Delaware
---------- --------------------------------------------------------------------------------- -------------------------
         NUMBER OF           7.         SOLE VOTING POWER                                                  17,592,329
          SHARES

       BENEFICIALLY          8.         SHARED VOTING POWER                                                       N/A
         OWNED BY
           EACH              9.         SOLE DISPOSITIVE POWER                                             17,592,329
         REPORTING

        PERSON WITH          10.        SHARED DISPOSITIVE POWER                                                  N/A
---------------------------- ---------- ---------------------------------------------------- -------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                           17,592,329
---------- --------------------------------------------------------------------------------- -------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                  [ ]
---------- --------------------------------------------------------------------------------- -------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                49.9%
---------- --------------------------------------------------------------------------------- -------------------------
14.        TYPE OF REPORTING PERSON                                                                                CO
---------- --------------------------------------------------------------------------------- -------------------------

CUSIP No. 211919 10 5            Schedule 13D                 Page 3 of 12 Pages


Item 1. Security and Issuer.
------  -------------------

        (a)  Name and Address of Principal Executive Offices of Issuer:
             ----------------------------------------------
             Convera Corporation, a Delaware corporation (the "Company") 1921 Gallows Road, Suite 200
             Vienna, Virginia 22182

        (b)  Title and Class of Equity Securities:
             ------------------------------------
             Class A common stock,  par value $.01 per share
             (the "Class A Common Stock") of the Company.

Item 2. Identity and Background.
------  -----------------------

        (a)  Name of Person Filing: Intel Corporation (the "Reporting Person")

        (b)  Principal Business:  Manufacturer of microcomputer components, modules and systems

        (c)  Address of Principal Business and Principal Office:
             ---------------------------------------------
             2200 Mission College Boulevard
             Santa Clara, CA 95052-8119

        (d)  Criminal Proceedings:
             --------------------
             During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

        (e)  Civil Proceedings:
             -----------------
             During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

        (f)  Place of Organization: Delaware
             ---------------------

        Attached hereto as Appendix A is information required by this
        Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

Item 3. Source and Amount of Funds or Other Consideration.
------  -------------------------------------------------
        In connection with the Agreement and Plan of Contribution and Merger, dated as of April 30, 2000, among Excalibur Technologies Corporation, Intel, the Company and Excalibur Transitory, Inc. (the "Agreement"), Intel contributed $150 million from its working capital, certain technology and intellectual property to the Company in exchange for Convera equity consisting of 14,949,384 shares of Class A Common Stock and 12,207,038 shares of the Class B Common Stock, $.01 par value per share, of the Company (the "Class B Common Stock").

Item 4. Purpose of the Transaction.
------  --------------------------
        The Reporting Person has acquired the shares of Class A Common Stock in connection with the combination of its Interactive Media Services Division with the business of Excalibur Technologies Corporation in the Company pursuant to the Agreement.

        The Reporting Person may, from time to time, purchase additional securities of the Company. As described in Item 5, the Reporting Person has the right, under certain circumstances, to convert the Class B Common Stock into Class A Common Stock on a share-for-share basis. The Reporting Person will, from time to time, evaluate market opportunities for the sale of its shares and may sell all or a portion of its shares in one or more sales pursuant to public or private offerings. The Reporting Person does not at this time have any plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) or Item 4.

CUSIP No. 211919 10 5            Schedule 13D                 Page 4 of 12 Pages

Item 5. Interests in Securities of the Issuer.
------  -------------------------------------

        The information contained in Item 4 is incorporated herein by this reference.

        (a) Intel may be deemed to own beneficially an aggregate of 17,592,329 shares of Class A Common Stock, representing approximately 49.9% of the shares of Class A Common Stock outstanding on December 21, 2000. Intel owns 14,949,384 shares of Class A Common Stock and 12,207,038 shares of Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at the option of Intel, to the extent that immediately after such conversion, Intel owns less than 50% of the voting power of Company. Therefore, based on the number of securities outstanding and the plans of the Company with respect to the issuance of additional securities as contained in the most recently available filing with the Commission by the Company, Intel beneficially owns 2,642,945 shares of Class A Common Stock receivable upon the conversion of Class B Common Stock.

        (b) Intel has sole power to vote and direct 17,592,329 shares of Class A Common Stock, including the shares issuable upon conversion of Class B Common Stock as described above.

        (c) Not applicable

        (d) Not applicable

        (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
------  ------------------------------------------------------------------------

        Intel and NBA Media Ventures, LLC, a Delaware limited liability company ("NBAMV") have entered into a letter agreement, attached hereto as Exhibit A, whereby Intel has agreed, so long as NBAMV owns one-half of the shares of Class A Common Stock issued to NBAMV on the date of the consummation of the transactions contemplated by the Agreement, to vote its shares of Class A Common Stock in favor of the election of David Stern (or his successor as commissioner of the National Basketball Association) as a member of the board of directors of the Company.

        There are no other contracts, arrangements, understandings or relationships between Intel and any third person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits.
------  --------------------------------

        Exhibit A      Letter Agreement, dated as of September 13, 2000, by and
                       between Intel Corporation and NBA Media Ventures, LLC.

CUSIP No. 211919 10 5            Schedule 13D                 Page 5 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 18, 2001

                                       INTEL CORPORATION

                                       By: /s/ F. Thomas Dunlap, Jr.
                                           ------------------------
                                           F. Thomas Dunlap, Jr.
                                           Vice President, General
                                           Counsel and Secretary

CUSIP No. 211919 10 5            Schedule 13D                 Page 6 of 12 Pages

                                   APPENDIX A

                                    DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                             Craig R. Barrett

Business Address:                 Intel Corporation,
                                  2200 Mission College Boulevard,
                                  Santa Clara, CA 95052

Principal Occupation:             President and Chief Executive Officer

Name, principal business          Intel Corporation, a manufacturer of
and address of corporation        microcomputer components, modules and
or other organization in          systems.
which employment is               2200 Mission College Boulevard
conducted:                        Santa Clara, CA 95052

Name:                             John Browne

Business Address:                 BP Amoco p.l.c., Britannic House,
                                  1 Finsbury Circus, London EC2M 7BA

Principal Occupation:             Group Chief Executive

Name, principal business and      BP Amoco p.l.c., an integrated oil company.
address of corporation or other   Britannic House, 1 Finsbury Circus
organization in which             London EC2M 7BA
employment is conducted:

Citizenship:                      British

CUSIP No. 211919 10 5            Schedule 13D                 Page 7 of 12 Pages

Name:                             Winston H. Chen

Business Address:                 Paramitas Foundation, 3945 Freedom Circle,
                                  Suite 760, Santa Clara, CA 95054

Principal Occupation:             Chairman

Name, principal business and      Paramitas Foundation, a charitable foundation.
address of corporation or other   3945 Freedom Circle, Suite 760
organization in which             Santa Clara, CA 95054
employment is conducted:

Name:                             Andrew S. Grove

Business Address:                 Intel Corporation,
                                  2200 Mission College Boulevard,
                                  Santa Clara, CA 95052

Principal Occupation:             Chairman of the Board of Directors

Name, principal business          Intel Corporation, a manufacturer of
and address of corporation        microcomputer components, modules and
or other organization in          systems.
which employment is               2200 Mission College Boulevard
conducted:                        Santa Clara, CA 95052

Name:                             D. James Guzy

Business Address:                 The Arbor Company,
                                  1340 Arbor Road, Menlo Park, CA 94025

Principal Occupation:             Chairman

Name, principal business and      The Arbor Company, a limited partnership
address of corporation or other   engaged in the electronics and computer industry.
organization in which             industry.
employment is conducted:          1340 Arbor Road
                                  Menlo Park, CA 94025

CUSIP No. 211919 10 5            Schedule 13D                 Page 8 of 12 Pages

Name:                             Gordon E. Moore

Business Address:                 Intel Corporation,
                                  2200 Mission College Boulevard,
                                  Santa Clara, CA 95052

Principal Occupation:             Chairman Emeritus of the Board of Directors

Name, principal business          Intel Corporation, a manufacturer of
and address of corporation        microcomputer components, modules and
or other organization in          systems.
which employment is               2200 Mission College Boulevard
conducted:                        Santa Clara, CA 95052

Name:                             David S. Pottruck

Business Address:                 The Charles Schwab Corporation,
                                  101 Montgomery Street, San Francisco, CA 94104

Principal Occupation:             President and Co-Chief Executive Officer

Name, principal business and      The Charles Schwab Corporation, a financial
address of corporation            services provider
or other organization in          101 Montgomery Street
which employment is               San Francisco, CA 94104
conducted

Name:                             Jane E. Shaw

Business Address:                 AeroGen, Inc.,
                                  1310 Orleans Drive, Sunnyvale, CA 94089

Principal Occupation:             Chairman and Chief Executive Officer

Name, principal business and      AeroGen, Inc., a private company specializing
address of corporation or other   in controlled delivery of drugs to the lungs
organization in which             1310 Orleans Drive
employment is conducted:          Sunnyvale, CA 94089

CUSIP No. 211919 10 5            Schedule 13D                 Page 9 of 12 Pages

Name:                             Leslie L. Vadasz

Business Address:                 Intel Corporation,
                                  2200 Mission College Boulevard,
                                  Santa Clara, CA 95052

Principal Occupation:             Executive Vice President; President, Intel Capital

Name, principal business          Intel Corporation, a manufacturer of
and address of corporation        microcomputer components, modules and
or other organization in          systems.
which employment is               2200 Mission College Boulevard
conducted:                        Santa Clara, CA 95052

Name:                             David B. Yoffie

Business Address:                 Harvard Business School, Morgan Hall 215,
                                  Soldiers Field Park Road, Boston, MA 02163

Principal Occupation:             Max and Doris Starr Professor of International
                                  Business Administration

Name, principal business and      Harvard Business School, an educational
address of corporation or other   institution.
organization in which             Morgan Hall 215, Soldiers Field Park Road
employment is conducted:          Boston, MA 02163:

Name:                             Charles E. Young

Business Address:                 University of Florida,
                                  226 Tigert Hall, P.O. Box 113150,
                                  Gainesville, FL 32610

Principal Occupation:             Interim President of the University of Florida

Name, principal business and      University of Florida
address of corporation or other   226 Tigert Hall
organization in which             P.O. Box 113150
employment is conducted:          Gainesville, FL 32610

CUSIP No. 211919 10 5            Schedule 13D                Page 10 of 12 Pages

                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Andy D. Bryant
Title:      Executive Vice President; Chief Financial and Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Executive Vice President; Director, Sales and Marketing Group

Name:       Paul S. Otellini
Title:      Executive Vice President; General Manager, Intel Architecture Group

Name:       Gerhard H. Parker
Title:      Executive Vice President; General Manager, New Business Group

Name:       Michael R. Splinter
Title:      Senior Vice President; General Manager, Technology and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President; General Manager, Intel Architecture Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

CUSIP No. 211919 10 5            Schedule 13D                Page 11 of 12 Pages

                                  EXHIBIT INDEX

Exhibit A   Letter Agreement, dated as of September 13, 2000, by and between
            Intel Corporation and NBA Media Ventures, LLC.

CUSIP No. 211919 10 5            Schedule 13D                Page 12 of 12 Pages


September 13, 2000


Intel Corporation
2200 Mission College Boulevard
Santa Clara, California  05052

Gentlemen:

     This will confirm our understanding that so long as NBA Media Ventures, LLC ("NBAMV") and its affiliates collectively own at least one-half of the shares issued to NBAMV at the closing under the Contribution Agreement dated today between NBAMV and Convera Corporation ("Convera") you shall vote, and shall cause all of your affiliates to vote, all of your respective shares of Convera voting common stock in favor of the election of David J. Stern (or his successor as commissioner of the NBA) as a member of the Board of Directors of Convera.

     Please confirm your agreement with the foregoing by signing a copy of this letter below and returning it to the undersigned.

                                       Very truly yours,

                                       NBA MEDIA VENTURES, LLC

                                       By: /s/David J. Stern
                                           -------------------------------------


ACCEPTED AND AGREED
INTEL CORPORATION

By: /s/ Gerhard H. Parker
    ---------------------------